Exhibit 99.2

AMERICAS GOLD AND SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019
DATED NOVEMBER 13, 2019

Americas Gold and Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	2
Recent Developments and Operational Discussion	3
Results of Operations	8
Summary of Quarterly Results	9
Liquidity	10
Capital Resources	12
Off-Balance Sheet Arrangements	13
Transactions with Related Parties	13
Risk Factors	13
Accounting Standards and Pronouncements	13
Financial Instruments	13
Capital Structure	13
Controls and Procedures	14
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	14

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

Forward-Looking Statements

Statements contained in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration and development activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending disputes or litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices.
The list above is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation (formerly Americas Silver Corporation) (the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three and nine months ended September 30, 2019, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated November 13, 2019 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2019 and 2018. The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and 2018 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americas-gold.com.

In this report, the management of the Company presents operating highlights for the three months ended September 30, 2019 (“Q3-2019”) compared to the three months ended September 30, 2018 (“Q3-2018”) and for the nine months ended September 30, 2019 (“YTD-2019”) compared to the nine months ended September 30, 2018 (“YTD-2018”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on the average silver, zinc and lead realized metal prices during each respective period, except as otherwise noted.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company is a precious metals producer constructing the Relief Canyon gold-silver mine (“Relief Canyon”) in Nevada, USA, adding a significant development project to the production growth profile in 2020 and beyond. It also has existing operations in two of the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Nevada, USA, the Company is currently constructing Relief Canyon located in Pershing County. The past producing mine includes three historic open-pit mines and a heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company with the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

In Sinaloa, Mexico, the Company operates the 100%-owned, producing, San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and prospects including the Zone 120 silver-copper-gold deposit (“Zone 120”) and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur mine is on care and maintenance pending an improvement in the silver price.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is focused on the construction of the expanded mining and heap leaching facilities at Relief Canyon in 2019. It is also focused on extending the mine life of its current assets through exploration, and charting a path to profitability at Galena. Exploration will continue evaluating early stage targets with an emphasis on the Relief Canyon area and the Cosalá District, and prospective areas near existing infrastructure at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.  The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q3-2019 Highlights

●
Consolidated production of 1.3 million silver equivalent ounces, a decrease of 5% year-over-year, including 0.3 million silver ounces. Consolidated YTD-2019 production of 4.8 million silver equivalent ounces, an increase of 6% year-over-year, including 1.0 million silver ounces.

●
Revenue of $12.5 million and a net loss of $8.8 million for Q3-2019 or a loss of ($0.11) per share, representing an increase of $0.7 million in revenue and an increase in net loss of $3.0 million compared to Q3-2018.

●
Relief Canyon development continues to advance on budget and on time towards first gold pour estimated to be in late Q4-2019. The Company remains fully funded to bring Relief Canyon into commercial production by Q2-2020.

●
Entered into a joint venture agreement with Mr. Eric Sprott (“Mr. Sprott”) effective October 1, 2019 for a 40% non-controlling interest of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. The goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years (the “Recapitalization Plan”).

●	Consolidated by-product production totalling 10.1 million pounds of zinc and 6.8 million pounds of lead, representing increase of 28% and decrease of 10%, respectively.
●
Cost of sales of $10.80/oz. equivalent silver, by-product cash cost[1] of $12.83/oz. silver, all-in sustaining cost[1] of $23.01/oz. silver for Q3-2019. YTD-2019 cost of sales of $8.72/oz. equivalent silver, by-product cash cost of $6.26/oz. silver, all-in sustaining cost[1] of $14.11/oz. silver.

●
Gold equivalent reserves (including silver reserves) increased approximately 250% and increased by 90% on a per share basis year-over-year, including an additional 653,000 gold ounces and 11.5 million silver ounces.

●	Closed a non-brokered private placement with Mr. Sprott for gross proceeds of $10 million in July 2019.
●	The Company had a cash balance of $6.5 million and working capital balance of $4.4 million as at September 30, 2019.

1 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

Relief Canyon Update

On April 3, 2019, the Company’s Board gave approval to commence construction of the expanding mining and heap leaching facilities at Relief Canyon following the Pershing Gold Corporation (“Pershing Gold”) acquisition. The capital cost to develop Relief Canyon to initial gold pour was estimated to be approximately $28 - $30 million with an additional $8 million in working capital required to achieve sustainable positive cash flow. Construction is proceeding well with preparation of the leach pad complete. Over liner crushing is complete and placement of the material is advancing well. The primary crusher and the crushed ore reclaim tunnel are installed. The overland conveyors installation is nearing completion with vulcanizing of the overland conveyor belt expected in mid-November. Initial ore placement is targeted for late November with solution application to begin shortly thereafter. The ADR plant is receiving its final upgrades including the installation of new mercury abatement equipment and a revamped electrowinning area. The Company continues to expect to achieve first gold pour from Relief Canyon in late Q4-2019.

Galena Joint Venture Update

On September 9, 2019, the Company entered into a joint venture agreement with Mr. Sprott effective October 1, 2019 for a 40% non-controlling interest of the Company’s Galena Complex with initial contribution of $15 million to fund the Recapitalization Plan with the Company jointly investing $5 million subsequently. During the first year of operations under the joint venture agreement, Mr. Sprott committed to contributing additional funds up to $5 million to support the ongoing operations alongside the Company in proportion of their respective ownership with the Company contributing any potential excess as necessary. After the first year, contributions will revert to the proportionate ownership percentage to fund capital projects and operations. The Recapitalization Plan will allow the Company to advance development, modernize infrastructure, purchase new mining equipment and target exploration potential away from current operating areas. The Company intends to suspend further disclosure of certain operational metrics such as production, cash cost and all-in sustaining cost for the Galena Complex until the Recapitalization Plan is substantially completed, estimated to be by the end of fiscal 2020.

Consolidated Operations

Consolidated silver equivalent production decreased 5% to approximately 1.3 million ounces compared to production of 1.4 million ounces during Q3-2018. Consolidated silver production for Q3-2019 was 299,421 silver ounces, a decrease of 7% compared to Q3-2018. The decrease in metal production was due to lower tonnage, and silver and lead grades at the Galena Complex, partially offset by strong results at the Cosalá Operations. San Rafael increased tonnage by 14% and sustained an average milling rate of approximately 1,660 tonnes per operating day during the quarter. Silver grade and recovery both increased by approximately 5% and 6%, respectively, with by-product grades and recoveries also increasing. These improvements resulted in increases of 26%, 28% and 32% in silver, zinc and lead production when compared to Q3-2018.

Gross revenue increased by $3.7 million compared to Q3-2018 primarily due to increases in realized silver prices during the quarter despite the decrease in silver equivalent production. The silver spot price increased to an average of $17.02/oz. in Q3-2019 from an average of $14.99/oz. in Q3-2018 as uncertainty in global markets increased during the summer months. However, the increase in gross revenues was offset by the increase in treatment and refining charges by $2.9 million or 54% over Q3-2018 for a net increase in revenue of $0.7 million.

The Company’s profitability was negatively impacted in Q3-2019 by lower tonnage and grades at the Galena Complex without a decrease in costs, higher zinc treatment charges at the Cosalá Operations lowering overall revenues, higher cost of sales primarily at the Cosalá Operations due to higher tonnage mined and milled, and higher depletion and amortization due to higher production, offset by higher gross revenues for the previously noted reasons, which are further discussed in the following sections.

In Q3-2019, consolidated costs of sales were $10.80/oz. equivalent silver, by-product cash costs were $12.83/oz. silver, and all-in sustaining costs were $23.01/oz. silver, representing year-over-year increases of 19%, 159%, and 44%, respectively. The increases were primarily the result of lower production and lower silver and lead grades at the Galena Complex during the period.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

On April 3, 2019, the Company entered into a $42.5 million financing package with Sandstorm Gold Ltd. (“Sandstorm”) in order to fully fund the development of Relief Canyon to production. The financing package consists of a $25 million precious metals delivery and purchase agreement for construction and development, a $10 million convertible debenture, and a C$10 million common share subscription agreement. The Company received the financing from the convertible debenture and subscription agreement during the second quarter of 2019 and obtained $10 million in deferred revenue from the precious metals delivery and purchase agreement during Q3-2019. The remaining $15 million under the metals delivery agreement was drawn in Q4-2019. Further details on the Pershing Gold acquisition and Sandstorm financing package can be found on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

On July 19, 2019, the agreement to sell the Company’s option on the San Felipe project in Sonora, Mexico (“San Felipe”) to a subsidiary of Premier Gold Mines Limited (“Premier”) for $10.8 million was terminated in accordance with its terms. Concurrent with this termination, the Company announced a non-brokered private placement with Mr. Sprott for gross proceeds of $10 million through issuance of 3,955,454 of the Company’s common shares at approximately $3.30 CAD per share.

On September 5, 2019, the Company announced the increase of gold and silver reserves highlighted by a 250% increase in gold equivalent reserves (including silver reserves) or 90% increase on a per share basis year-over-year. Gold reserves increased to 653,000 gold ounces as a result of the Pershing Gold acquisition while silver reserves increased 45% from 25.6 million silver ounces to 37.1 million silver ounces primarily from the inclusion of EC120 silver reserves.

Consolidated Results and Developments

	Q3-2019	Q3-2018	YTD-2019	YTD-2018
Revenues ($ M)	$12.5	$11.8	$45.3	$49.5
Silver Produced (oz)	299,421	323,497	1,038,940	1,022,243
Zinc Produced (lbs)	10,103,688	7,906,601	32,517,485	23,995,780
Lead Produced (lbs)	6,766,804	7,536,660	22,215,840	21,377,937
Total Silver Equivalent Produced (oz)[1]	1,338,568	1,410,909	4,776,765	4,486,790
Realized Silver Price ($/oz)	$17.10	$14.73	$15.84	$16.08
Realized Zinc Price ($/lb)	$1.16	$1.14	$1.20	$1.37
Realized Lead Price ($/lb)	$0.92	$0.94	$0.90	$1.07
Cost of Sales/Ag Eq Oz Produced ($/oz)	$10.80	$9.08	$8.72	$8.46
Cash Cost/Ag Oz Produced ($/oz)[2]	$12.83	$4.95	$6.26	$(1.31)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$23.01	$15.94	$14.11	$9.03
Net Loss ($ M)	$(8.8)	$(5.8)	$(19.6)	$(3.9)
Comprehensive Loss ($ M)	$(8.7)	$(5.8)	$(20.1)	$(3.7)

[1]	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, and lead realized prices during each respective period.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Consolidated silver production during Q3-2019 decreased by 7% compared to the same period in 2018 and increased by 2% YTD-2019 when compared to YTD-2018. Consolidated silver equivalent production during Q3-2019 decreased by 5% compared to Q3-2018 and increased by 6% YTD-2019 when compared to YTD-2018. Increased milled tonnage, head grade, and metal recoveries at the Cosalá Operations increased comparatively for both Q3 and YTD with San Rafael sustaining an average milling rate of approximately 1,660 tonnes per operating day. These gains were offset by lower milled tonnage with lower silver and lead grades at the Galena Complex as previously noted.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

Revenues increased by 6% during Q3-2019 compared to Q3-2018 due to continuing strong performance at the Cosalá Operations and higher silver prices though offset by challenges at the Galena Complex and higher zinc treatment charges.  Despite strong performance at the Cosalá Operations, YTD-2019 revenues decreased by 8% compared to YTD-2018 primarily due low silver and zinc prices during the first half of the year, higher zinc treatment charges and continuing challenges at the Galena Complex. The net loss increased by $3.0 million during Q3-2019 and increased by $15.7 million during YTD-2019. The increase in net loss during Q3 was primarily attributable to zinc higher treatment charges, higher cost of sales, higher depletion and amortization, and higher income tax expenses, offset by higher gross revenues from increased metal prices. These variances are further discussed in the following sections.

Realized silver prices of $17.10/oz. and $15.84/oz. for Q3-2019 and YTD-2019, respectively (Q3-2018 – $14.73/oz. and YTD-2018 – $16.08/oz., respectively), are comparable to the average London silver spot price of $17.02/oz. and $15.83/oz. for Q3-2019 and YTD-2018, respectively (Q3-2018 – $14.99/oz. and YTD-2018 – $16.10/oz., respectively). The realized silver prices increased by 16% from Q3-2018 to Q3-2019 with realized zinc and lead prices both decreasing by 7% and 3%, respectively, during the period. Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Cosalá Operations

	Q3-2019	Q3-2018	YTD-2019	YTD-2018
Tonnes Milled	151,248	132,902	460,851	394,895
Silver Grade (g/t)	46	44	51	43
Zinc Grade (%)	3.76	3.44	3.94	3.50
Lead Grade (%)	1.53	1.36	1.65	1.38
Silver Recovery (%)	57.3	54.2	59.4	50.8
Zinc Recovery (%)	80.7	78.4	81.2	78.8
Lead Recovery (%)	73.0	70.7	73.9	70.6
Silver Produced (oz)	128,779	102,521	447,358	276,134
Zinc Produced (lbs)	10,103,688	7,906,601	32,517,485	23,995,780
Lead Produced (lbs)	3,717,980	2,815,885	12,396,772	8,477,686
Total Silver Equivalent Produced (oz)	1,003,318	888,342	3,625,372	2,877,669
Silver Sold (oz)	130,363	99,940	449,249	275,086
Zinc Sold (lbs)	9,756,925	7,813,957	31,421,091	23,578,424
Lead Sold (lbs)	3,816,039	2,722,329	12,555,221	8,467,496
Cost of Sales/Ag Eq Oz Produced ($/oz)	$7.19	$6.85	$5.55	$6.00
Cash Cost/Ag Oz Produced ($/oz)[1]	$(10.82)	$(22.42)	$(20.85)	$(45.95)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$(1.49)	$(0.67)	$(14.23)	$(24.89)

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Strong results at the Cosalá Operations were driven by sustained improvements in head grade of both silver and by-product metals, mill throughput, and metal recovery to concentrate as mining and milling completed the operational ramp-up in 2019 begun to 2018. Ore production from the Main Zone benefited from the additional working headings compared to prior quarters providing greater operational flexibility. Development of the incline ramp toward San Rafael’s Upper Zone is now over 85% complete with the expectation of accessing the area prior to the end of the year. Access into this area will allow for further working headings with improvements in silver head grade in late 2020.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

Galena Complex

	Q3-2019	Q3-2018	YTD-2019	YTD-2018
Tonnes Milled	29,334	37,477	88,070	103,672
Silver Grade (g/t)	187	195	217	236
Lead Grade (%)	5.11	6.26	5.48	6.17
Silver Recovery (%)	96.7	93.9	96.4	94.9
Lead Recovery (%)	92.2	91.3	92.3	91.5
Silver Produced (oz)	170,642	220,976	591,582	746,109
Lead Produced (lbs)	3,048,824	4,720,775	9,819,068	12,900,251
Total Silver Equivalent Produced (oz)	335,250	522,567	1,151,393	1,609,121
Silver Sold (oz)	176,833	209,732	592,576	750,906
Lead Sold (lbs)	3,141,742	4,471,878	9,833,686	12,974,781
Cost of Sales/Ag Eq Oz Produced ($/oz)	$21.62	$12.87	$18.72	$12.84
Cash Cost/Ag Oz Produced ($/oz)[1]	$30.68	$17.65	$26.77	$15.21
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$41.50	$23.65	$35.53	$21.59

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Due to low silver prices and limited funding available from the capital markets for silver operational improvements since 2012, Americas has spent minimal funds at the Galena Complex to replace worn equipment, update aging infrastructure, complete stope development, and exploration drilling. In 2017 and 2018, the Company focused available capital on developing the San Rafael mine in Mexico which has become a significant free cash flow generating asset. Americas is currently allocating all of its available capital to re-start the Relief Canyon mine in Nevada, which is scheduled to begin producing gold in late Q4, 2019.

As a result, the Company announced a strategic joint venture agreement with Mr. Eric Sprott on September 9, 2019 to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow resources, increase production and reduce operating costs at the mine over the next two years. Performance in Q3-2019 was hampered by poor mobile equipment availability and the ongoing need to advance development for future benefit. The strategic 60/40 joint venture will allow Americas take corrective action: to advance development, modernize infrastructure, purchase new mining equipment and target exploration potential away from current operating areas.

Guidance

The capital cost to develop Relief Canyon to initial gold pour is estimated to be approximately $28 - $30 million with an additional $8 million in working capital required to sustainable positive cash flow. The Company expects to achieve first gold pour from Relief Canyon in late Q4-2019. As a result of the Recapitalization Plan and lower silver production from the Galena Complex, the Company will be unable to make full year silver guidance as previously stated.

Results of Operations

Analysis of the three months ended September 30, 2019 vs. the three months ended September 30, 2018

The Company recorded a net loss of $8.8 million for the three months ended September 30, 2019 compared to net loss of $5.8 million for the three months ended September 30, 2018. The increase in net loss was primarily attributable to higher treatment charges ($2.9 million), higher cost of sales ($1.7 million), higher depletion and amortization ($1.1 million), and higher income tax expenses ($0.5 million), offset by higher gross revenues from increased metal prices ($3.7 million), each of which are described in more detail below.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

Revenue increased on a gross basis by $4.6 million due to increased production of all metals at the Cosalá Operations coupled with higher silver and lead realized prices, despite reductions in zinc prices between the periods. This increase was partially offset by significant increase in treatment charges on zinc concentrates ($3.2 million) with the average treatment charges on the spot market increasing from approximately $80/tonne to over $235/tonne year-over-year. This result was also offset by $0.6 million in decreased silver and lead revenue at the Galena Complex resulting from focus on development over production during the period.

Cost of Sales increased by $1.7 million primarily due to a $1.1 million increase in cost of sales from the Cosalá Operations due to the increase in tonnage and processing during the period. The increase was also due to a $0.5 million increase in cost of sales from the Galena Complex from increases in salaries and employee benefits at the mine operations during the period.

Depletion and amortization increased by $1.1 million primarily due to San Rafael achieving its goal of sustaining a milling rate of over 1,700 tonnes per day in late 2018, which resulted in a higher depletion rate based on units of production compared to prior period when San Rafael was ramping up its milling rate to over 1,700 tonnes per day by the end of the quarter.

Income tax expenses increased by $0.5 million primarily due to the increase in current tax liabilities provided for income generated from the Cosalá Operations.

Analysis of the nine months ended September 30, 2019 vs. the nine months ended September 30, 2018

The Company recorded a net loss of $19.6 million for the nine months ended September 30, 2019 compared to net loss of $3.9 million for the nine months ended September 30, 2018. The increase in net loss was primarily attributable to lower net revenue from decreased metal prices and increased treatment and refining charges ($4.2 million), higher cost of sales ($3.7 million), higher depletion and amortization ($3.4 million), transaction costs ($2.4 million), higher interest and financing expense ($0.9 million), lower gain on disposal of assets ($0.9 million), and higher loss on derivative instruments ($1.0 million), each of which are described in more detail below.

Revenue decreased by $5.8 million due to decreases in silver and lead revenue at the Galena Complex resulting from both lower realized commodity prices and reduction of metals production related to unplanned maintenance and the ground fall in Q1 2019, and equipment availability during the year. This was partially offset by $11.0 million in increased gross silver and by-product revenues from increased production of all metals at the Cosalá Operations, despite reductions in silver, zinc and lead realized prices between the periods. There were also significant increase in treatment charges on zinc concentrates at Cosalá ($9.4 million) with the average treatment charges on the spot market increasing from approximately $70/tonne to over $235/tonne year-over-year accounting for the majority of the variance.

Cost of Sales increased by $3.7 million primarily due to a $2.8 million increase in cost of sales from the Cosalá Operations, which was mainly due to the increase in ore production and processing during the period. The increase was also due to a $0.9 million increase in cost of sales from the Galena Complex mainly due to the increase in salaries and employee benefits at the mine operations during the period.

Depletion and amortization increased by $3.4 million primarily due to San Rafael achieving its goal of sustaining a milling rate of over 1,700 tonnes per day in late 2018, which resulted in a higher depletion rate based on units of production compared to prior period when San Rafael was ramping up its milling rate.

Transaction costs of $2.4 million were incurred during the nine months ended September 30, 2019 consisting of legal, accounting, and regulatory charges associated with the Pershing Gold acquisition and various financing arrangements.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

Interest and financing expense increased by $0.9 million due to interest and deferred costs related to the Company’s convertible loans payable and convertible debenture during the period.

Gain on disposal of assets decreased by $0.9 million due to proceeds received in the second quarter of 2018 through an insurance claim for equipment damaged from mining operations during fiscal 2017.

Loss on derivative instruments increased by $1.0 million from a $0.9 million gain during the nine months ended September 30, 2018 to a $0.1 million loss during the nine months ended September 30, 2019 due to $1.5 million unrealized losses recognized from derivative instruments embedded within the Company’s convertible debenture partially offset by $1.4 million net gains from non-hedge foreign exchange and commodity forward contracts.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with September 30, 2019.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2019	2019	2019	2018	2018	2018	2018	2017
Revenues ($ M)	$ 12.5	$ 15.0	$ 17.8	$ 18.9	$ 11.8	$ 17.3	$ 20.4	$ 12.1
Net Income (Loss) ($ M)	(8.8)	(8.0)	(2.8)	(6.8)	(5.8)	1.4	0.5	(1.4)
Comprehensive Income (Loss) ($ M)	(8.7)	(8.2)	(3.2)	(6.2)	(5.8)	1.3	0.8	(1.8)

Silver Produced (oz)	299,421	345,695	393,824	395,294	323,497	301,711	397,035	409,545
Zinc Produced (lbs)	10,103,688	11,150,174	11,263,623	10,223,692	7,906,601	8,756,201	7,332,978	4,895,670
Lead Produced (lbs)	6,766,804	7,237,607	8,211,429	9,088,862	7,536,660	6,216,592	7,624,685	7,427,357
Copper Produced (lbs)	-	-	-	-	-	-	-	78,541
Cost of Sales/Ag Eq Oz Produced ($/oz)	$ 10.80	$ 8.75	$ 7.11	$ 7.87	$ 9.08	$ 8.20	$ 8.14	$ 10.16
Cash Cost/Ag Oz Produced ($/oz)[1]	$ 12.83	$ 8.28	$ (0.50)	$ 1.14	$ 4.95	$ (6.15)	$ (2.73)	$ 8.75
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$ 23.01	$ 16.15	$ 5.54	$ 11.78	$ 15.94	$ 5.40	$ 6.17	$ 14.20

Current Assets (qtr. end) ($ M)	$ 31.4	$ 32.4	$ 32.5	$ 29.4	$ 19.0	$ 25.8	$ 25.8	$ 26.2
Current Liabilities (qtr. end) ($ M)	27.0	27.7	27.3	23.0	15.8	13.7	14.9	14.4
Working Capital (qtr. end) ($ M)	4.4	4.7	5.2	6.4	3.2	12.1	10.9	11.8

Total Assets (qtr. end) ($ M)	$ 203.5	$ 191.6	$ 129.6	$ 127.2	$ 125.8	$ 130.5	$ 128.8	$ 126.8
Total Liabilities (qtr. end) ($ M)	67.4	57.2	46.5	43.0	36.1	35.6	38.3	38.8
Total Equity (qtr. end) ($ M)	136.1	134.4	83.1	84.2	89.7	94.9	90.5	88.0

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

Liquidity

The change in cash since December 31, 2018 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2018	$3.5
Cash generated from operations	5.5
Expenditures on property, plant and equipment	(8.2)
Development costs on Relief Canyon	(19.2)
San Felipe property option payment	(1.5)
Repayments to Glencore pre-payment facility	(4.1)
Investment in convertible loan receivable	(0.8)
Payments to lease liabilities	(0.2)
Cash received from bond on decommissioning costs	0.4
Financing from convertible debenture	10.0
Share issuance from private placement	10.0
Share issuance from subscription agreement	7.4
Proceeds from exercise of options and warrants	2.8
Decrease in trade and other receivables	2.4
Increase in prepaid expenses	(0.6)
Decrease in trade and other payables	(0.9)
Closing cash balance as at September 30, 2019	$6.5

The Company’s cash balance increased from $3.5 million to $6.5 million mainly due to the Relief Canyon financing (convertible debenture, Sandstorm deferred revenue, and the subscription agreement with Sandstorm), the non-brokered private placement with Mr. Sprott, and proceeds from exercise of options and warrants, offset by development costs at Relief Canyon, expenditures of property, plant and equipment at both the Cosalá Operations and Galena Complex, and repayments on outstanding Glencore pre-payment facility. Current liabilities as at September 30, 2019 were $27.0 million which is $4.0 million higher than at December 31, 2018, principally due to increase in trade and other payables during the period related to the Relief Canyon acquisition and development, and increased derivative liability associated with the Sandstorm convertible debenture.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. The Company believes that it has sufficient cash flow to fund its 2019 operations, development, and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized, Relief Canyon achieves sustaining cash flow, and the outlook for gold, silver, zinc, copper, and lead prices remain positive, the Company believes that cash flows will be sufficient to fund ongoing operations.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see note 12 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2018). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.9 million per year for each of the next 5 years, with no further contribution spending expected for the remainder of 2019 (as of November 13, 2019).

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $26.9 million during the nine months ended September 30, 2019 ($12.7 million: YTD-2018), of which $9.1 million was spent towards drilling and underground development costs, while $17.8 million was spent on purchase of property, plant and equipment. The Company expects to have sufficient funding available for the remaining fiscal 2019 capital expenditures.

The following table sets out the Company’s contractual obligations as of September 30, 2019:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$18,914	$18,914	$-	$-	$-
Glencore pre-payment facility	7,002	5,640	1,362	-	-
Interest on Glencore pre-payment facility	317	301	16	-	-
Convertible debenture	10,000	-	-	10,000	-
Interest on convertible debenture	2,106	602	1,200	304	-
Projected pension contributions	4,018	866	1,683	1,325	144
Decommissioning provision	5,992	50	607	-	5,335
Other long-term liabilities	952	-	393	54	505
Total	$49,301	$26,373	$5,261	$11,683	$5,984

1 – Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 19 of the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019.
2 – Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the nine months ended September 30, 2019.

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 29, 2019 and its MD&A for the year ended December 31, 2018 dated March 4, 2019. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Accounting Standards and Pronouncements
Accounting standards issued but not yet applied
There have been no new accounting pronouncements issued in the first nine months of 2019 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019.

Financial Instruments
The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

At September 30, 2019, the Company had non-hedge foreign exchange forward contracts to buy approximately 104.0 million MXP at average exchange rate of 19.81 MXP/USD to be settled within the next year valued at approximately $5.3 million. The average forward exchange rate on settlement as at September 30, 2019 was approximately 19.81 MXP/USD with the currencies having a fair value of approximately $5.3 million.

At September 30, 2019, the Company had non-hedge commodity forward contracts for approximately 4.4 million and 3.3 million pounds of zinc and lead, respectively, at average price of $1.21 and $0.95 per pound, respectively, to be settled within the next year valued at approximately $5.3 million and $3.1 million, respectively. The average forward prices on settlement as at September 30, 2019 was approximately $1.08 and $0.97 per pound of zinc and lead, respectively, with the commodities having a fair value of approximately $4.7 million and $3.2 million, respectively.

Capital Structure
The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at September 30, 2019, there were 82,627,077 common shares and 3,678,135 preferred shares issued and outstanding.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

As at November 13, 2019, there were 82,619,077 common shares and 3,678,135 preferred shares issued and outstanding, and 5,761,056 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 5,087,014.

Controls and Procedures
Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at September 30, 2019, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended September 30, 2019, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

In accordance with NI 52-109, the Company has limited the scope of the Company’s design of DC&P and ICFR to exclude controls, policies and procedures of Pershing Gold being acquired not more than 365 days before the end of September 30, 2019.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

Reconciliation of Consolidated Cash Cost per Ounce

	Q3 2019	Q3-2018	YTD-2019	YTD-2018
Cost of sales ('000)	$14,461	$12,809	$41,661	$37,943
Non-cash costs ('000)[1]	(344)	(18)	(134)	(274)
Direct mining costs ('000)	$14,117	$12,791	$41,527	$37,669
Smelting, refining and royalty expenses ('000)	5,188	3,161	15,887	9,589
Less by-product credits ('000)	(15,464)	(14,350)	(50,908)	(48,597)
Total cash costs ('000)	$3,841	$1,602	$6,506	$(1,339)
Divided by silver produced (oz)	299,421	323,497	1,038,940	1,022,243
Silver cash costs ($/oz)	$12.83	$4.95	$6.26	$(1.31)

Reconciliation of Cosalá Operations Cash Cost per Ounce

	Q3 2019	Q3-2018	YTD-2019	YTD-2018
Cost of sales ('000)	$7,212	$6,085	$20,111	$17,278
Non-cash costs ('000)[1]	(199)	(341)	(194)	(398)
Direct mining costs ('000)	$7,013	$5,744	$19,917	$16,880
Smelting, refining and royalty expenses ('000)	4,393	2,061	13,352	6,234
Less by-product credits ('000)	(12,800)	(10,104)	(42,597)	(35,803)
Total cash costs ('000)	$(1,394)	$(2,299)	$(9,328)	$(12,689)
Divided by silver produced (oz)	128,779	102,521	447,358	276,134
Silver cash costs ($/oz)	$(10.82)	$(22.42)	$(20.85)	$(45.95)

Reconciliation of Galena Complex Cash Cost per Ounce

	Q3 2019	Q3-2018	YTD-2019	YTD-2018
Cost of sales ('000)	$7,249	$6,724	$21,550	$20,665
Non-cash costs ('000)[1]	(145)	323	60	124
Direct mining costs ('000)	$7,104	$7,047	$21,610	$20,789
Smelting, refining and royalty expenses ('000)	795	1,100	2,535	3,355
Less by-product credits ('000)	(2,664)	(4,246)	(8,311)	(12,794)
Total cash costs ('000)	$5,235	$3,901	$15,834	$11,350
Divided by silver produced (oz)	170,642	220,976	591,582	746,109
Silver cash costs ($/oz)	$30.68	$17.65	$26.77	$15.21

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2019

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	Q3 2019	Q3-2018	YTD-2019	YTD-2018
Total cash costs ('000)	$3,841	$1,602	$6,506	$(1,339)
Capital expenditures ('000)	2,877	3,466	7,780	10,395
Exploration costs ('000)	172	89	369	179
Total all-in sustaining costs ('000)	$6,890	$5,157	$14,655	$9,235
Divided by silver produced (oz)	299,421	323,497	1,038,940	1,022,243
Silver all-in sustaining costs ($/oz)	$23.01	$15.94	$14.11	$9.03

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	Q3 2019	Q3-2018	YTD-2019	YTD-2018
Total cash costs ('000)	$(1,394)	$(2,299)	$(9,328)	$(12,689)
Capital expenditures ('000)	1,199	2,217	2,931	5,802
Exploration costs ('000)	3	13	32	13
Total all-in sustaining costs ('000)	$(192)	$(69)	$(6,365)	$(6,874)
Divided by silver produced (oz)	128,779	102,521	447,358	276,134
Silver all-in sustaining costs ($/oz)	$(1.49)	$(0.67)	$(14.23)	$(24.89)

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	Q3 2019	Q3-2018	YTD-2019	YTD-2018
Total cash costs ('000)	$5,235	$3,901	$15,834	$11,350
Capital expenditures ('000)	1,678	1,249	4,849	4,593
Exploration costs ('000)	169	76	337	166
Total all-in sustaining costs ('000)	$7,082	$5,226	$21,020	$16,109
Divided by silver produced (oz)	170,642	220,976	591,582	746,109
Silver all-in sustaining costs ($/oz)	$41.50	$23.65	$35.53	$21.59

[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.

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